April 14, 2016

Via Email

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
Washington, D.C. 20549
Attn: Michael Kennedy

RE:	Corning Natural Gas Holding Corporation Amendment No. 3 to Registration Statement on Form S-1 Filed April 5, 2016 File No. 333-208943

Dear Mr. Kennedy:

Corning Natural Gas Holding Corporation (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) an Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-1 (No. 333-208943) (the “Registration Statement”) on April 5, 2016.

We appreciate the comments of the staff of the Division of Corporation Finance on the Amendment received orally by phone on April 13, 2016. As discussed, attached is a revised copy of the Amendment, marked to show the changes made in response to the staff’s comments.

We will be filing a request for accelerated effectiveness as of 9:00 a.m. April 15, 2016, or as soon thereafter as practicable.

Please feel free to call me with any questions at (585) 263-1549. Thank you

Very truly yours, /s/ Eric T. Tanck Eric T. Tanck Associate

Enclosures

The information in this prospectus is not complete and may be changed. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED APRIL 5, 2016

CORNING NATURAL GAS HOLDING CORPORATION
2,469,871 NON-TRANSFERABLE SUBSCRIPTION RIGHTS

(EXPIRING JUNE 20, 2016, UNLESS EXTENDED)
TO PURCHASE
UP TO 140,000 SHARES OF 6% SERIES A CUMULATIVE PREFERRED STOCK
OR
UP TO 360,000 SHARES OF 4.8% SERIES B CONVERTIBLE PREFERRED STOCK

UP TO 360,000 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE SERIES B
CONVERTIBLE PREFERRED STOCK

On December 16, 2015, the Board of Directors of Corning Natural Gas Holding Corporation (the “Holding Company”, and together with its subsidiaries, the “Company,” “we” or “us”) declared a dividend of one subscription right for each share of common stock outstanding as of the record date of April 14, 2016. Each non-transferable subscription right entitles the holder to purchase either: (i) one-eighth share of our 6% Series A Cumulative Preferred Stock, par value $0.01 per share, for $25.00 per share (“Series A Cumulative Stock”), or (ii) one-sixth share of our 4.8% Series B Convertible Preferred Stock, par value $0.01 per share, for $20.75 per share, each of which is convertible in accordance with its terms into one share of our common stock, subject to adjustment (“Series B Convertible Stock”; and, together with the Series A Cumulative Stock, the “Preferred Stock”). Each subscription right must be exercised, if at all, prior to June 20, 2016. No fractional shares of Preferred Stock will be issued. A shareholder must hold eight subscription rights to subscribe for one share of Series A Cumulative Stock or six subscription rights to subscribe for one share of Series B Convertible Stock.

The subscription rights will be issued as book entry securities on April 19, 2016 and will expire on June 20, 2016 if not exercised prior to that date, unless we extend that date in our sole discretion. Based on the 2,469,871 shares of our common stock outstanding as of the April 14, 2016 record date, we will issue 2,469,871 subscription rights. We currently have authorized, by amendment to our Certificate of Incorporation, 140,000 shares of our Series A Cumulative Preferred Stock and 360,000 shares of our Series B Convertible Preferred Stock. If shareholders exercise their rights to subscribe for shares of our Series A Cumulative Stock in excess of the 140,000 shares currently authorized, we will allocate the authorized shares pro rata among the shareholders subscribing for the Series A Cumulative Stock. If shareholders exercise their rights to subscribe for shares of our Series B Convertible Stock in excess of the 360,000 shares currently authorized, we will allocate the authorized shares pro rata among the shareholders subscribing for the Series B Convertible Stock. The number of shares of common stock issuable upon conversion of each shares of Series B Convertible Stock is subject to adjustment under certain circumstances. We cannot predict the extent to which our shareholders will exercise their subscription rights, which are non-transferable, nor whether the shareholders who exercise the subscription rights will elect to purchase Series A Cumulative Stock or Series B Convertible Stock. Because we have no commitments from shareholders to exercise their subscription rights, it is possible we will not receive any proceeds from this offering.

You will not be issued any subscription rights unless you are a shareholder of record as of 5:00 p.m. New York City time on April 14, 2016, which is the record date for the dividend of the rights. Your subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on June 20, 2016, the expected expiration

Dividend record dates:

March 31, June 30, September 30 or December 31, as the case may be, immediately preceding the relevant dividend payment date

Stated maturity

On September 30, 2023, outstanding shares of Series A Cumulative Preferred Stock will mature and be redeemed solely in cash at a redemption price equal to the Liquidation Preference ($25.00) per share plus an amount equal to all accrued but unpaid dividends, if any, on such shares (whether or not declared) to and including the redemption date, subject to our having funds legally available for such redemption under New York law.

Redemption at the option of the holder upon a fundamental change

If a fundamental change occurs at any time prior to the redemption date, holders of the Series A Cumulative Preferred Stock will have the right to require us to redeem their shares, in whole or in part, for the amount of the Liquidation Preference ($25.00) during the period beginning on, and including, the effective date of such fundamental change and ending on, and including, the date that is twenty (20) business days after such effective date, subject to our having funds legally available under New York law for such redemption.

Holders of shares of Series A Cumulative Preferred Stock who tender their shares for redemption with the fundamental change redemption period will also receive any accumulated and unpaid dividends for any dividend period prior to the effective date of the fundamental change. Holders of Series A Cumulative Preferred Stock will have no other rights in the event of a fundamental change unless otherwise expressly provided in the Charter, as amended by the ~~Certificate~~ Certificates of Amendment.

A “fundamental change” means the occurrence of a change in control, which will be deemed to have occurred if any of the following occurs after the initial issuance date of the preferred stock:

(1)  any “person” or “group” within the meaning of Section 13(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than us, our subsidiaries or any of our employee benefit plans, files any schedule, form or report under the Exchange Act disclosing that such person has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock entitled to vote generally in elections of directors, or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

(2)  we consolidate with, enter into a binding share exchange, merger or similar transaction with or into another person other than one or more of our subsidiaries

Preference (i.e., $25.00), plus any accumulated and unpaid dividends for any dividend period prior to the effective date of the Deemed Liquidation Event. In the event the available proceeds are not sufficient to redeem all shares of Series A Cumulative Preferred Stock and capital stock on parity with it from all shareholders requesting such redemption, we will ratably redeem each such shareholder’s shares of Series A Cumulative Preferred Stock to the fullest extent of such available proceeds, and will redeem the remaining shares held by such shareholders as soon as we may lawfully do so.

Voting rights

The holders of Series A Cumulative Preferred Stock will have no voting rights except as specifically required by New York law or by the Charter, as amended by the ~~Certificate~~ Certificates of Amendment, which will include, among other things the following voting rights:

If dividends on shares of Series A Cumulative Preferred Stock have not been declared and paid for eight or more consecutive dividend periods, the holders of Series A Cumulative Preferred Stock and Series B Convertible Preferred Stock, voting together as a single class with holders of all other preferred stock of equal rank having similar voting rights, will be entitled at our next special or annual meeting of shareholders to vote for the election of a total of one additional member of our Board of Directors, subject to certain limitations;

The affirmative vote or consent of holders of at least a majority of the outstanding shares of all preferred stock of equal rank having similar voting rights, voting together as a single class is required for us to: (1) authorize or create, or increase the authorized amount of, any specific class or series of stock ranking senior to the preferred stock; (2) amend, alter or repeal the provisions of our Certificate of Incorporation so as to adversely affect the special rights, preferences, privileges or voting powers of the Series A Cumulative Preferred Stock; or (3) consummate a binding share exchange or reclassification involving shares of Series A Cumulative Preferred Stock or a merger or consolidation of us with another entity unless the Series A Cumulative Preferred Stock remains outstanding or is replaced by preference securities with terms not materially less favorable to holders, in each case subject to certain exceptions.

Ranking

The Series A Cumulative Preferred Stock will rank, with respect to priority of dividend payments and rights upon liquidation, dissolution or winding up:

•  senior to all classes or series of our common stock, and to any other class or series of our capital stock issued in the future, unless the terms of that capital stock expressly provide that it ranks senior to, or on parity with, the Series B Convertible Preferred Stock;

•  on parity with any class or series of our capital stock, the terms of which expressly provide that it will rank on parity with the Series A Cumulative Preferred Stock, including the Series B Convertible Preferred Stock; and

date, subject to our having funds legally available under New York law for such redemption.

Holders whose shares of Series B Convertible Preferred Stock who tender their shares for redemption with the fundamental change redemption period will also receive any accumulated and unpaid dividends for any dividend period prior to the effective date of the fundamental change. Holders of Series B Convertible Preferred Stock will have no other rights in the event of a fundamental change unless otherwise expressly provided in the Charter, as amended by the CertificateCertificates of Amendment.

A “fundamental change” means the occurrence of a change in control, which will be deemed to have occurred if any of the following occurs after the initial issue date of the preferred stock:

(1)  any “person” or “group” within the meaning of Section 13(d) under the Exchange Act, other than us, our subsidiaries or any of our employee benefit plans, files any schedule, form or report under the Exchange Act disclosing that such person has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock entitled to vote generally in elections of directors, or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

(2)  we consolidate with, enter into a binding share exchange, merger or similar transaction with or into another person other than one or more of our subsidiaries or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event, where the consideration consists, in full or in part, of rights, securities or property other than cash; or

(3)  the holders of our capital stock approve any plan or proposal for the liquidation or dissolution of us (whether or not otherwise in compliance with the Charter), provided, that certain mergers or consolidations may be deemed liquidation events triggering a mandatory redemption.

Voting rights

The holders of Series B Convertible Preferred Stock will have no voting rights except as specifically required by New York law or by the Charter, as amended by the ~~Certificate~~ Certificates of Amendment, which will include, among other things the following voting rights:

If dividends on shares of Series B Convertible Preferred Stock have not been declared and paid for eight or more consecutive dividend periods, the holders of Series B Convertible Preferred Stock and the Series A Cumulative Preferred Stock, voting together as a single class with holders of all other preferred stock of equal rank having similar voting rights, will be entitled at our next special or annual meeting of shareholders to vote for the election of a total of one additional member of our Board of Directors, subject to certain limitations;

The affirmative vote or consent of holders of at least a majority of the outstanding shares of Series B Convertible Preferred Stock and all other preferred stock of 15

FREQUENTLY ASKED QUESTIONS ABOUT THE RIGHTS OFFERING

Q. WHAT IS THE RIGHTS OFFERING?

A. The rights offering is a distribution to holders of our common stock, at no charge, of non-transferable subscription rights. We are distributing one right for each share of common stock owned as of 5:00 p.m. New York City time on April 14, 2016, the distribution record date. Each right is non-transferable and will be evidenced by a rights card containing the information required to exercise your rights.

Q. WHAT IS A SUBSCRIPTION RIGHT?

A. Each subscription right is a right to purchase, on or before the expiration date, either one-eight (1/8th) share of our 6% Series A Cumulative Preferred Stock at a subscription price of $25.00 for each whole share or one-sixth (1/6th) share of our Series B Convertible Preferred Stock at a subscription price of $20.75 for each whole share. Each subscription right carries with it a basic subscription privilege and an over-subscription privilege. No fractional shares of Preferred Stock will be issued. A shareholder must hold eight subscription rights to subscribe for one share of Series A Cumulative Stock or six subscription rights to subscribe for one share of Series B Convertible Stock. Subscription rights are not transferable.

Q. WHAT IS THE ~~OVER~~ BASIC SUBSCRIPTION PRIVILEGE?

A. The basic subscription privilege of each right entitles you to purchase one-eighth share of our 6% Series A

Cumulative Stock or one-sixth share of our Series B Convertible Preferred Stock. If the total subscriptions for Series A Cumulative Preferred Stock exceed 140,000 shares, or for Series B Convertible Preferred Stock exceed 360,000, we will allocate shares of the applicable series of Preferred Stock pro rata among the subscribing shareholders. “Pro rata” with respect to the basic subscription rights means the ratio of the number of shares of any series of Preferred Stock for which any shareholder has subscribed over the total number of shares of such series for which all shareholders have subscribed by exercising the basic subscription privileges, multiplied by the number of authorized shares of such series of Preferred Stock: 140,000 shares of Series A Cumulative Stock and 360,000 shares of Series B Convertible Stock.

Q. WHAT IS THE OVER-SUBSCRIPTION PRIVILEGE?

A. We expect that some of our shareholders will not exercise all of their basic subscription privileges. By extending over-subscription privileges to our shareholders, we are providing shareholders that exercise all of their basic subscription privileges with the opportunity to purchase those shares of preferred stock that are not purchased by other shareholders through the exercise of their basic subscription privileges. If you fully exercise your basic subscription privilege, the over-subscription privilege entitles you to subscribe for additional shares of either our 6% Series A Cumulative Stock for the subscription price of $25.00 per share or additional shares of our Series B Convertible Preferred Stock for the subscription price of $20.75 per share.

If the number of shares of Preferred Stock requested by all holders exercising the over-subscription privilege is less than the total number of shares of Preferred Stock available, then each person exercising the over-subscription privilege will receive the total number of shares requested. If there are not enough shares of Series A Cumulative Stock and Series B Convertible Stock to satisfy all subscriptions made under the over-subscription privilege, we will allocate the available shares pro rata among the over-subscribing rights holders. “Pro rata” with respect to the over-subscription rights means ~~the ratio of in~~ proportion to the number of shares of ~~any series of Preferred Stock for which any shareholder has over subscribed over the total number of shares of such series for which all shareholders have subscribed~~ by preferred stock that you and the other holders of subscription rights have subscribed for exercising the over-subscription privileges, multiplied by the number of ~~authorized~~ shares of ~~such~~ the series of ~~Preferred Stock not purchased by shareholders exercising their basic subscription privileges~~ preferred stock not subscribed for by the exercise of the basic subscription privilege up to the aggregate authorized number of shares of the applicable series: 140,000 shares of Series A Cumulative Stock and 360,000 shares of Series B Convertible Stock. The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the rights offering.

Q. HOW LONG WILL MY SUBSCRIPTION RIGHT BE VALID?

A. You will be able to exercise your subscription rights only during a limited period. If you do not exercise your subscription rights before the 5:00 p.m., New York City time, on the June 20, 2016 expiration date, your subscription rights will expire. We may, in our discretion, extend the rights offering until some later time by filing a notice on Form 8-K with the Securities and Exchange Commission before the expiration date. If we extend the time for exercising the subscription rights, we will not extend such time more than 30 days past the original expiration date.

Q. WHY IS THE HOLDING COMPANY ENGAGING IN A RIGHTS OFFERING?

A. The purpose of the rights offering is to raise funds for general business purposes, including to pay our obligations in connection with our agreement to purchase Pike County Light & Power Company, to finance capital expenditures, including replacement of distribution mains and customer service lines, and to pay expenses and fees related to this rights offering. See “Use of Proceeds” below. There is no minimum amount of proceeds required to complete the rights offering.

Q. HOW WERE THE SUBSCRIPTION PRICES FOR THE SHARES OF SERIES A CUMULATIVE

STOCK AND THE SERIES B CONVERTIBLE STOCK ESTABLISHED?

A. Our board of directors determined the subscription price for the shares of preferred stock based on the information available to the board regarding our capital and other cash needs, comparable market to book and price to earnings ratios for small gas utilities and other information. Our board of directors considered a number of factors in establishing the subscription price, including the historic and current market price of the common stock, pricing of debt and equity issuances in the market, our business prospects, our recent and anticipated operating results, general conditions in the securities markets, our need for capital, alternatives available to us for raising capital, the amount of proceeds desired, the pricing and expense of alternative and similar transactions, the lack of liquidity of our common stock, and the level of risk to our investors. They considered terms which would provide an incentive for current shareholders to exercise their subscription rights without being dilutive of the outstanding common stock. The board of directors did not rely on any formula or other specific market or business data in making its determination. Our board of directors makes no recommendation to you about whether you should exercise any of your subscription rights.

The subscription price does not necessarily bear any relationship to the results of our past operations, cash flows, net income, or financial condition, the book value of our assets, or any other established criteria for value, nor does the trading history of our common stock accurately predict whether any trading market will develop for the Preferred Stock of either series.

We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price of the offering. You should not assume that the subscription price is an indication of our value or any assurance of future value of the shares of Preferred Stock.

Q. HOW DO I EXERCISE MY SUBSCRIPTION RIGHTS?

A. You may exercise your rights by properly completing and signing the subscription form on your rights card.

You must deliver your rights completed and signed card with full payment of the subscription price (including any amounts in respect of the over-subscription privilege) to the subscription agent on or prior to the expiration date. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you wish to exercise your over-subscription privilege, you must pay in full for: (1) the number of shares of Series A Cumulative Stock and/or Series B Convertible Stock you purchase with your basic subscription privilege, and (2) the number of shares of each series of Preferred Stock you wish to purchase with your over-subscription privilege. You may pay the subscription price by personal check (which should be certified to insure timely delivery of good funds) or wire transfer (not bank cashier’s check). See “The Rights Offering — Method of Payment”. In order for you to timely exercise your rights, the subscription agent must actually receive good funds, in payment of the subscription price, before the expiration date. An uncertified personal check may take five business days or more to clear. Accordingly, if you pay the subscription price by personal check, you should make payment sufficiently in advance of the expiration date to ensure that your check actually clears and the payment is received before the expiration date.

Q. WHAT SHOULD I DO IF I WANT TO PARTICIPATE IN THE RIGHTS OFFERING BUT MY

SHARES ARE HELD IN THE NAME OF MY BROKER, CUSTODIAN BANK OR OTHER NOMINEE?

A. If you hold shares of our common stock through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. You should contact your broker, custodian bank or other nominee if you believe you are entitled to participate in the rights offering but you have not received this form.

Q. IF SUBSCRIPTION RIGHTS ARE EXERCISED FOR MORE THAN THE 140,000 AUTHORIZED

SHARES OF SERIES A CUMULATIVE STOCK OR MORE THAN THE 360,000 AUTHORIZED SHARES OF THE SERIES B CONVERTIBLE STOCK, HOW WILL THE AUTHORIZED SHARES BE ALLOCATED?

A. Since we have a limited number of shares of Series A Cumulative Stock and Series B Convertible Stock

authorized under our certificate of incorporation, as amended, shareholders may subscribe for more shares of either series of Preferred Stock than we can issue. If more shares of either series of preferred stock are subscribed for, we will allocate the authorized shares of that series to the subscribing shareholders pro rata. For example, if shareholders exercise their basic subscription rights to purchase 150,000 shares of Series A Cumulative Stock, a shareholder exercising rights to purchase 100 shares of Series A Cumulative Stock for an aggregate exercise price of $2,500.00, would receive 93 shares of Series A Cumulative Stock and a return of the balance of the exercise price equal to $175.00. Fractional shares which would result from a pro ration will not be issued and exercises will be rounded down to the nearest whole share. If shareholders exercise their basic subscription rights to purchase 130,000 shares of Series A Cumulative Stock (fewer than the 140,000 shares authorized) and some shareholders exercise over-subscription rights to purchase an addition 15,000 shares, the shareholders exercising their basic subscription rights would be entitled to purchase the full number of shares of Series A Cumulative Stock subscribed for, and the shareholders exercising their over-subscription rights would each be able to purchase 2/3rds of the number of shares of Series A Cumulative Stock subscribed for upon exercise of over-subscription rights. The same procedure will be used to pro rate any subscriptions for Series B Convertible Stock over the 360,000 shares authorized.

Q. WILL I BE CHARGED A SALES COMMISSION OR A FEE BY THE HOLDING COMPANY IF I

EXERCISE MY SUBSCRIPTION RIGHTS?

General Background

Our authorized capital stock consists of 3.5 million shares of common stock, par value $0.01 per share, and 500,000 shares of preferred stock, par value $0.01 per share. By a certificate of amendment to our certificate of incorporation, which was effective on March 30, 2016, we have designated 140,000 shares of our preferred stock as Series A Cumulative Preferred Stock, and 360,000 shares as Series B Convertible Preferred Stock. As of April 14, 2016, the record date, there will be 2,469,871 shares of common stock outstanding and no shares of preferred stock outstanding. Our Charter does not prohibit us from issuing non-voting equity securities nor does it contain any sinking fund provisions or any redemption provisions, except as set forth in the certificates of designation for Series A Cumulative Preferred Stock and Series B Convertible Preferred Stock and described below in “— Description of Series A Cumulative Preferred Stock; Mandatory Redemption & Redemption of the Holder upon Fundamental Change” and “— Description of Series B Convertible Preferred Stock; Mandatory Redemption & Redemption of the Holder upon Fundamental Change.”

DESCRIPTION OF COMMON STOCK

All of our currently outstanding shares are shares of common stock. The holders of our common stock are entitled to such dividends (whether payable in cash, property or capital stock) as may be declared from time to time by our board of directors from legally available funds, property or stock and will be entitled after payment of all prior claims, to receive all of our assets upon any liquidation, dissolution or winding up. This right will be junior to the rights of the holders of any Preferred Stock issued in this offering. Generally, holders of our common stock have no redemption, conversion or preemptive rights to purchase or subscribe for our securities.

The holders of common stock are entitled to vote on all matters as a single class, and each holder of common stock is entitled to one vote for each share of common stock owned. Holders of our common stock do not have cumulative voting rights. Our common stock is not currently traded on any securities exchange. Shares of our common stock are traded over-the-counter and sales are reported on the OTCQX® under the symbol “CNIG.”

DESCRIPTION OF SERIES A CUMULATIVE PREFERRED STOCK

The following is a summary of certain terms of our 6% Series A Cumulative Stock but is not necessarily complete. A copy of our Charter, including the Certificate of Amendment to the Certificate of Incorporation establishing the Series A Cumulative Stock and the Series B Convertible Stock and fixing the rights, powers, preferences, limitations and restrictions thereof ~~(the “Certificate~~ filed with the New York Secretary of State on January 28, 2016 and the Certificate of Amendment to the Certificate of Incorporation amending the authorized number of shares of the Series A Cumulative Stock and the Series B Convertible Stock filed with the New York Secretary of State on March 30, 2016 (together, the “Certificates of Amendment”), are available upon request from us at the address set forth in the section of this prospectus entitled “Where You Can Find More Information” and are filed as exhibits to the registration statement of which this prospectus forms a portion The following summary of the terms of the Series A Cumulative Stock is subject to, and qualified in its entirety by reference to, the provisions of such documents.

General

Under our Charter, as amended by the ~~Certificate~~ Certificates of Amendment ~~filed with the New York Secretary of State on January 28, 2016,,~~ our board of directors is authorized, subject to certain limitations prescribed by law, to issue up to 140,000 shares of Series A Cumulative Stock, with such voting powers or without voting powers, and with such designations, and having such relative preferences, participating, optional or other special rights, and qualifications, limitations and restrictions as shall be set forth in the resolutions providing therefor. We have not previously designated any of such Series A Cumulative Stock. ~~At the consummation of this offering, if our shareholders have properly exercised their subscription rights to purchase more than 140,000 shares of Series A Cumulative Stock, we will amend our Charter to increase the number of shares of Series A Cumulative Preferred~~

~~Stock authorized, and decrease the number of Series B Convertible Stock authorized, to provide for the issuance of the number of shares of Series A Cumulative Stock as our shareholders have elected to purchase upon exercise of their subscription rights, including any over subscription purchases at an initial price of $25.00 per share of Series A Cumulative Stock. In addition, such number of shares may be increased or decreased by resolution of the board of directors, provided, however, that no such decrease shall reduce the number of shares of Series A Cumulative Stock to a number less than the number of shares then outstanding plus the number of shares reserved, if any, for issuance upon the exercise of any outstanding options, rights or warrants, or upon exercise of any options, rights or warrants issuable upon conversion of any outstanding securities issued by the Corporation convertible into Series A Cumulative Stock~~. Series A Cumulative Stock may not be issued in fractions of a share.

Ranking

The Series A Cumulative Stock will rank, with respect to both dividend rights and rights upon liquidation, dissolution or winding up:

•	senior to all classes or series of our common stock, and to any other class or series of our capital stock issued in the future, unless the terms of that capital stock expressly provide that it ranks senior to, or on parity with, the Series A Cumulative Stock and the Series B Convertible Stock; and, together with the Series A Cumulative Stock and all other preferred stock of the Corporation of equal rank having similar voting rights, the “Preferred Stock”).
•	on parity with any class or series of our capital stock, the terms of which expressly provide that it will rank on parity with the Series A Cumulative Stock, including the Series B Convertible Stock; and
•	junior to any other class or series of our capital stock, the terms of which expressly provide that it will rank senior to the Series A Cumulative Stock, none of which exists on the date hereof, and the issue of which would be subject to the approval of a majority of the outstanding shares of Preferred Stock voting as a class; and

•         subject to funds legally available and payment of or provision for our debts and other liabilities. Dividends

Holders of shares of Series A Cumulative Stock will be entitled to receive, when, as and if declared by our board of directors, out of funds legally available for payment, cumulative cash dividends at the rate per annum of 6.0% on the liquidation preference of $25.00 per share of Series A Cumulative Stock. See the section of this prospectus entitled “The Rights Offering — Method of Payment of Dividends.” Declared dividends on the Series A Cumulative Stock will be payable quarterly on or about the 14th day of April, July, October and January of each year to and including the Series A Mandatory Redemption Date (as defined below), commencing October 14, 2016 (each, a “Dividend Payment Date”) at such annual rate, and dividends shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the initial issue date of the Series A Cumulative Stock, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends. Declared dividends will be payable on the relevant Dividend Payment Date to holders of record as they appear on our stock register at 5:00 p.m., New York City time, on March 31, June 30, September 30 and December 31 (each, a “Dividend Record Date”). These Dividend Record Dates will apply regardless of whether a particular Dividend Record Date is a business day. A “business day” means any day other than a Saturday or Sunday or other day on which commercial banks in New York City are authorized or required by law or executive order to close. If a Dividend Payment Date is not a business day, payment will be made on the next succeeding business day.

Dividends for Series A Cumulative Stock will begin to accrue and be cumulative on outstanding shares of Series A Cumulative Stock from the date of issuance of such shares of Series A Cumulative Stock. Accrued but

(4) redeem or purchase or otherwise acquire for consideration any shares of Series A Cumulative Stock, or any shares of stock ranking on parity with the Series A Cumulative Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the board of directors) to all holders of such shares upon such terms as the board of directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

We may not permit any of our subsidiaries to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation is not restricted from redeeming, purchasing or otherwise acquiring such shares at such time and in such manner.

Liquidation Preference

In the event of our liquidation, winding-up or dissolution, whether voluntary or involuntary, each holder of Series A Cumulative Stock will be entitled to receive a liquidation preference in the amount of $25.00 per share of the Series A Cumulative Stock (the “Series A Liquidation Preference”), plus an amount equal to accumulated and unpaid dividends to which the holders of Series A Cumulative Stock are entitled on the date fixed for liquidation, winding-up or dissolution to be paid out of our assets available for distribution to our shareholders, after satisfaction of liabilities to our creditors and holders of any senior stock and before any payment or distribution is made to holders of junior stock (including our common stock). If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the Series A Liquidation Preference plus an amount equal to accumulated and unpaid dividends to which the holders of Series A Cumulative Stock and all parity stock, including the Series B Convertible Stock, are not paid in full, the holders of the Series A Cumulative Stock and any parity stock will share equally and ratably in any distribution of our assets in proportion to the respective liquidation preferences described herein and an amount equal to accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the Series A Liquidation Preference and an amount equal to accumulated and unpaid dividends to which they are entitled, the holders of the Series A Cumulative Stock will have no right or claim to any of our remaining assets.

In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, that rank on parity with the Series A Cumulative Stock, including, without limitation, any shares of the Series B Convertible Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences.

Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all our assets or business (other than in connection with our liquidation, winding-up or dissolution) nor our merger or consolidation into or with any other person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary.

The Charter, as amended by the ~~Certificate~~ Certificates of Amendment, does not contain any provision requiring funds to be set aside to protect the Series A Liquidation Preference even though it is substantially in excess of the par value thereof.

Deemed Liquidation Events

A “Deemed Liquidation Event” consists of (1) a merger or consolidation in which we are a constituent party and in which the consideration consists solely of cash and/or the right to receive cash; except any such merger or consolidation in which the shares of our capital stock outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (a) the surviving or resulting entity; or (b) if the surviving or resulting entity is a wholly owned subsidiary of another entity

The holders of Series A Cumulative Stock will have no voting rights except as specifically required by New York law or by the Charter, as amended by the ~~Certificate~~ Certificates of Amendment, which will include, among other things the following voting rights.

Except as otherwise provided in the Charter, as amended by the ~~Certificate~~ Certificates of Amendment or as may be amended thereafter from time to time, the Bylaws, or by law, the affirmative vote or consent of holders of at least a majority of the outstanding shares of Series A Cumulative Stock and all other Preferred Stock of equal rank having similar voting rights, voting together as a single class is required for us to: (i) authorize or create, or increase the authorized amount of, any specific class or series of stock ranking senior to the Preferred Stock; (ii) amend, alter or repeal the provisions of the Charter so as to materially adversely affect the special rights, preferences, privileges or voting powers of the Series A Cumulative Stock; or (iii) consummate a binding share exchange or reclassification involving shares of Series A Cumulative Stock or our merger or consolidation with another entity unless the Series A Cumulative Stock remains outstanding or is replaced by preference securities with terms not materially less favorable to holders, in each case subject to certain exemptions.

In addition to the above, if at any time dividends on any Series A Cumulative Stock shall be in arrears in an amount equal to eight quarterly dividends thereon, then the occurrence of such contingency shall mark the beginning of a default period that shall extend until such time as all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series A Cumulative Stock then outstanding shall have been declared and paid or set apart for payment ending on the Dividend Payment Date following the date when all such accrued dividends have been paid. During each Default Period, all holders of Preferred Stock, including, without limitation, holders of Series A Cumulative Stock and holders of Series B Convertible Stock, with dividends in arrears in an amount equal to eight quarterly dividends thereon, voting as a class, irrespective of series, shall have the right to elect one additional member to the board of directors.

During any default period, the voting rights of the holders of Series A Cumulative Stock and other Preferred Stock may be exercised initially at a special meeting called by us, as described below, or at any annual meeting of shareholders, and thereafter at annual meetings of shareholders until all accrued and unpaid dividends have been paid through the Dividend Payment date immediately preceding the record date for the next annual meeting of shareholders so long as the holders of at least one-half in number of shares of Preferred Stock outstanding and all other Preferred Stock of equal rank having similar voting rights shall be present in person or by proxy at the special or annual meeting. The absence of a quorum of the holders of common stock does not affect the exercise by the holders of Preferred Stock of such voting right.

After a default period commences, our President or the Chairman of the board of directors, in accordance with the Bylaws, will promptly call a special meeting of the holders of Preferred Stock entitled to vote to elect a director. Notice of such meeting and of any annual meeting at which holders of such Preferred Stock are entitled to vote shall be given to each holder of record of such Preferred Stock by mailing a copy of such notice to such holder at such holder’s last address as the same appears on our books. No special meeting will be required during the period within 60 days immediately preceding the date fixed for the next annual meeting of the shareholders.

After all dividend payment arrearages have been paid, the right of the holders of Preferred Stock as a class to elect a director shall cease, the term of any director elected by the holders of Preferred Stock as a class shall terminate, and the number of directors constituting the entire board of directors shall automatically be reduced by one, subject, however, to change thereafter in any manner provided by law or in the Charter or Bylaws.

Mandatory Series A Redemption

schedule, form or report under the Exchange Act disclosing that such person has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock entitled to vote generally in elections of directors, or has the power, directly or indirectly, to elect a majority of the members of our board of directors; (ii) we consolidate with, enter into a binding share exchange, merger or similar transaction with or into another person other than one or more of our subsidiaries or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event, where the consideration consists, in full or in part, of rights, securities or property other than cash; or (iii) the holders of our capital stock approve any plan or proposal for the liquidation or dissolution of us (whether or not otherwise in compliance with the Charter, as amended by the ~~Certificate~~ Certificates of Amendment), provided, that certain mergers or consolidations may be deemed liquidation events triggering a mandatory redemption.

Reacquired Series A Cumulative Shares

Any shares of Series A Cumulative Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the board of directors, subject to the conditions and restrictions on issuance set forth herein, in the Charter, as amended by the ~~Certificate~~ Certificates of Amendment or as may be amended thereafter from time to time, or as otherwise required by law.

Book-Entry, Delivery and Form

The Series A Cumulative Stock will be issued as book entry only. Promptly after the expiration date of this subscription rights offering, our transfer agent, Computershare, will deliver a notice reflecting their holdings to shareholders who timely exercise their rights to acquire Series A Cumulative Stock.

Transfer Agent and Registrar

Computershare is the transfer agent and registrar for the Series A Cumulative Stock.

DESCRIPTION OF SERIES B CONVERTIBLE PREFERRED STOCK

The following is a summary of certain terms of our Series B Convertible Stock but is not necessarily complete. A copy of our Charter, including the ~~Certificate~~ Certificates of Amendment, which will establish the Series B Convertible Stock and fixing the rights, powers, preferences, limitations and restrictions thereof, are available upon request from us at the address set forth in the section of this prospectus entitled “Where You Can Find More Information” and are filed as exhibits to the registration statement of which this prospectus forms a portion. The following summary of the terms of the Series B Convertible Stock is subject to, and qualified in its entirety by reference to, the provisions of such documents.

General

Under our Charter, as amended by the ~~Certificate~~ Certificates of Amendment filed with the New York Secretary of State on January 28, 2016, our board of directors is authorized, subject to certain limitations prescribed by law, to issue up to 360,000 shares of Series B Convertible Stock, with such voting powers or without voting powers, and with such designations, and having such relative preferences, participating, optional or other special rights, and qualifications, limitations and restrictions as shall be set forth in the resolutions providing therefor. We have not previously designated any of such Series B Convertible Stock. ~~At the consummation of this offering, if our shareholders have properly exercised their subscription rights to purchase more than 360,000 shares of Series B Convertible Stock, we will amend our Charter to increase the number of shares of Series B Convertible Stock authorized, and decrease the number of Series A Cumulative Stock authorized, to provide for the issuance of the~~

~~number of shares of Series B Convertible Stock as our shareholders have elected to purchase upon exercise of their subscription rights, including any over subscription purchases at an initial price of $20.75 per share of Series B Convertible Stock. In addition, such number of shares may be increased or decreased by resolution of the board of directors, provided, however, that no such decrease shall reduce the number of shares of Series B Convertible Stock to a number less than the number of shares then outstanding plus the number of shares reserved, if any, for issuance upon the exercise of any outstanding options, rights or warrants, or upon exercise of any options, rights or warrants issuable upon conversion of any outstanding securities issued by the Corporation convertible into Series B Convertible Stock~~. Series B Convertible Stock may not be issued in fractions of a share.

Ranking

The Series B Convertible Stock will rank, with respect to priority of dividend payments and rights upon liquidation, dissolution or winding up:

•	senior to all classes or series of our common stock, and to any other class or series of our capital stock issued in the future, unless the terms of that capital stock expressly provide that it ranks senior to, or on parity with, the Series B Convertible Stock and the Series A Cumulative Stock.
•	on parity with any class or series of our capital stock, the terms of which expressly provide that it will rank on parity with the Series B Convertible Stock, including the Series A Cumulative Stock; and
•	junior to any other class or series of our capital stock, the terms of which expressly provide that it will rank senior to the Series B Convertible Stock, none of which exists on the date hereof, and the issue of which would be subject to the approval of a majority of the outstanding shares of Preferred Stock voting as a class; and

•         subject to funds legally available and payment of or provision for our debts and other liabilities. Dividends

Holders of shares of Series B Convertible Stock will be entitled to receive, when, as and if declared by our board of directors, out of funds legally available for payment, cumulative cash dividends at the rate per annum of 4.8% on the liquidation preference of $20.75 per share of Series B Convertible Stock. Notwithstanding the foregoing, upon the exercise of a holder of shares of Series B Convertible Stock of their conversion rights (as described in “— Description of Series B Convertible Preferred Stock; Conversion at the Option of the Holder”), rather than receiving a cash dividend for accumulated dividends upon conversion, the Series B Conversion Rate will be adjusted such that the holder of Series B Convertible Stock receives additional shares of common stock equal to the amount of accumulated but unpaid dividends divided by $20.75.

Declared dividends on the Series B Convertible Stock will be payable quarterly on the Dividend Payment Dates, the 14th day of April, July, October and January of each year up to and including the Series B Mandatory Redemption Date (as defined below), commencing October 14, 2016, at such annual rate, and dividends shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the initial issue date of the Series B Convertible Stock, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends. Declared dividends will be payable on the relevant Dividend Payment Date to holders of record as they appear on our stock register at 5:00 p.m., New York City time, on the Dividend Record Date, March 31, June 30, September 30 and December 31.

Dividends for Series B Convertible Stock will begin to accrue and be cumulative on outstanding shares of Series B Convertible Stock from the date of issuance of such shares of Series B Convertible Stock. Accrued but unpaid dividends will not bear interest. Dividends declared and paid on the shares of Series B Convertible Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares will be

(4) redeem or purchase or otherwise acquire for consideration any shares of Series B Convertible Stock, or any shares of stock ranking on parity with the Series B Convertible Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the board of directors) to all holders of such shares upon such terms as the board of directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

We may not permit any of our subsidiaries to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation is not restricted from redeeming, purchasing or otherwise acquiring such shares at such time and in such manner.

Liquidation Preference

In the event of our liquidation, winding-up or dissolution, whether voluntary or involuntary, each holder of Series B Convertible Stock will be entitled to receive a liquidation preference in the amount of $20.75 per share of the Series B Convertible Stock (the “Series B Liquidation Preference”), plus an amount equal to accumulated and unpaid dividends to which the holders of Series B Convertible Stock are entitled on the date fixed for liquidation, winding-up or dissolution to be paid out of our assets available for distribution to our shareholders, after satisfaction of liabilities to our creditors and holders of any senior stock and before any payment or distribution is made to holders of junior stock (including our common stock). If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the Series B Liquidation Preference plus an amount equal to accumulated and unpaid dividends to which the holders of Series B Convertible Stock and all parity stock, including the Series A Cumulative Stock, are not paid in full, the holders of the Series B Convertible Stock and any parity stock will share equally and ratably in any distribution of our assets in proportion to the respective liquidation preferences described herein and an amount equal to accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the Series B Liquidation Preference and an amount equal to accumulated and unpaid dividends to which they are entitled, the holders of the Series B Convertible Stock will have no right or claim to any of our remaining assets.

In the event, however, that there are not sufficient assets available to permit payment in full of the Series B Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, that rank on parity with the Series B Convertible Stock, including, without limitation, any shares of the Series A Cumulative Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences.

Neither the sale, conveyance exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all our assets or business (other than in connection with our liquidation, winding-up or dissolution) nor our merger or consolidation into or with any other person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary.

The Charter, as amended by the ~~Certificate~~ Certificates of Amendment, does not contain any provision requiring funds to be set aside to protect the Series B Liquidation Preference even though it is substantially in excess of the par value thereof.

Deemed Liquidation Events

We may not effect a Deemed Liquidation Event referred to in (1) of the definition of such term in “— Description of Series A Cumulative Preferred Stock; Deemed Liquidation Event” unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to our shareholders shall be allocated in accordance with the liquidation preference rights of the Series B Convertible Preferred Stock.

In the event of a Deemed Liquidation Event referred to in (2) of the definition of such term in “— Description of Series A Cumulative Preferred Stock; Deemed Liquidation Event”, if we do not effect a dissolution of the Company under the New York Business Corporation Law within ninety (90) days, then we will send a written notice to each holder of Series B Convertible Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) to require the redemption of such shares of Series B Convertible Preferred Stock. Upon the written request of any holder of Series B Convertible Preferred Stock delivered to us not later than one hundred twenty (120) days after such Deemed Liquidation Event, we will use the Available Proceeds (as defined in “— Description of Series A Cumulative Preferred Stock; Deemed Liquidation Event”), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all, but not less than all, shares of Series B Convertible Preferred Stock held by such requesting shareholder at a price per share equal to the Series A Liquidation Preference (i.e., $25.00), plus any accumulated and unpaid dividends for any dividend period prior to the effective date of the Deemed Liquidation Event. In the event the available proceeds are not sufficient to redeem all shares of Series B Convertible Preferred Stock and capital stock on parity with it from all shareholders requesting such redemption, we will ratably redeem each such shareholder’s shares of Series B Convertible Preferred Stock to the fullest extent of such available proceeds, and will redeem the remaining shares held by such shareholders as soon as we may lawfully do so under New York law governing distributions to shareholders. Prior to the distribution or redemption described in this paragraph, we will not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

In the event of a Deemed Liquidation Event referred to in (1) of the definition of such term in “— Description of Series A Cumulative Preferred Stock; Deemed Liquidation Event”, if any portion of the consideration is Additional Consideration (as defined in “— Description of Series A Cumulative Preferred Stock; Deemed Liquidation Event”), the Merger Agreement shall provide that (a) the Initial Consideration (as defined in “— Description of Series A Cumulative Preferred Stock; Deemed Liquidation Event”) shall be allocated among the holders of capital stock of the Company in accordance with the Series B Liquidation Preference as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the shareholders of the Company upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Company in accordance with the Series B Liquidation Preference after taking into account the previous payment of the Initial Consideration as part of the same transaction. Any consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

Voting Rights

The holders of Series B Convertible Stock will have no voting rights except as specifically required by New York law or by the Charter, as amended by the ~~Certificate~~ Certificates of Amendment, which will include, among other things the following voting rights.

Except as otherwise provided in the Charter, as amended by the ~~Certificate~~ Certificates of Amendment or as may be amended thereafter from time to time, the Bylaws, or by law, the affirmative vote or consent of holders of at least a majority of the outstanding shares of Series B Convertible Stock and all other Preferred Stock of equal rank having similar voting rights, voting together as a single class is required for us to: (i) authorize or create, or increase the authorized amount of, any specific class or series of stock ranking senior to the Preferred Stock; (ii) amend, alter or repeal the provisions of the Charter so as to materially adversely affect the special rights, preferences, privileges or voting powers of the Series B Convertible Stock; or (iii) consummate a binding share exchange or reclassification involving shares of Series B Convertible Stock or our merger or consolidation with another entity unless the Series B Convertible Stock remains outstanding or is replaced by preference securities with terms not materially less favorable to holders, in each case subject to certain exemptions.

In addition to the above, if at any time dividends on any Series B Convertible Stock shall be in arrears in an amount equal to eight quarterly dividends thereon, then the occurrence of such contingency shall mark the beginning

Any shares of Series B Convertible Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the board of directors, subject to the conditions and restrictions on issuance set forth herein, in the Charter, as amended by the ~~Certificate~~ Certificates of Amendment or as may be amended thereafter from time to time, or as otherwise required by law.

Transfer Agent and Registrar

Computershare is the transfer agent and registrar for the Series B Convertible Stock and the transfer agent for our common stock.

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust and Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has a Standards & Poor’s rating of AA+. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

Purchases of securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each share of such securities (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in DTC securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series B Convertible Stock, except in the event that use of the book-entry system for such securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede& Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or other such DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series B Convertible Stock; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Series B Convertible Stock are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.